 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-54063

CUSIP Number: N/A

(Check One): ☐   Form 10-K      ☐   Form 20-F      ☐   Form 11-K      ☒   Form 10-Q      ☐   Form 10-D      ☐   Form N-SAR      ☐   Form N-CSR

For Period Ended:   Quarter Ended March 31, 2011

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:	China Dongfang Healthcare Group Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office:	No. 8, Shian South Road, Shijing Street
(Street and Number)	Baiyun District, Guangzhou City

City, State and Zip Code:	People’s Republic of China 510430

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has beenattached if applicable.

 Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Dongfang Healthcare Group Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”) within the prescribed period.  It has taken the Company longer than anticipated to complete its interim financial statements for the quarter ended March 31, 2011.  This inability to timely file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.

Part IV--Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Wu Pifa	(011)	86 20 611 60111
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐  Yes                   ☒  No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2010.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes                   ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA DONGFANG HEALTHCARE GROUP INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:	/s/ Wu Pifa
	Name:	Wu Pifa
	Title:	Chief Financial Officer and Treasurer